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                                                                 EXHIBIT (a)(12)


At Falcon Products:
Michael J. Dreller
Vice President-Finance and Chief Financial Officer
9387 Dielman Industrial Drive
St. Louis, Missouri  63132
(314) 991-9200

FOR IMMEDIATE RELEASE
TUESDAY, JUNE 15, 1999

                     FALCON PRODUCTS COMPLETES TENDER OFFER
                              FOR SHELBY WILLIAMS

ST. LOUIS, MISSOURI, June 15, 1999-Falcon Products, Inc. (NYSE: FCP) announced today that SY Acquisition, Inc., Falcon's wholly owned acquisition subsidiary, has completed its $16.50 per share cash tender offer for all of the outstanding common stock of Shelby Williams Industries, Inc. (NYSE: SY). The tender offer expired at 12:00 midnight, New York City time, on Monday, June 14, 1999.

Based on a preliminary count by IBJ Whitehall Bank & Trust Company, approximately 8,613,271 shares of Shelby Williams common stock were validly tendered and accepted for payment (including approximately 27,700 shares tendered pursuant to guaranteed delivery procedures). The shares tendered represent approximately 98% of the outstanding shares of Shelby Williams. Following completion of the offer, there remained approximately 148,146 Shelby Williams shares untendered.

Falcon also announced that Falcon, SY Acquisition, Inc., and Shelby Williams will shortly effect a merger transaction, after which Shelby Williams will become a wholly owned subsidiary of Falcon and all stockholders of Shelby Williams who did not tender their shares will have the right to receive $16.50 per share in cash.

Falcon Products, Inc. and its subsidiaries design, manufacture and market furniture products for the hospitality and lodging, food service, and office furniture industries. Falcon, headquartered in St. Louis, Missouri, operates nine production facilities throughout the world -- Belmont, Mississippi; City of Industry, California; Lewisville, Arkansas; Newport, Tennessee; Juarez, Mexico; Tijuana, Mexico; Mimon, Czech Republic; Shenzhen, China; and Middelfart, Denmark -- and has showrooms in Chicago, Illinois. Falcon has more than 2,200 employees worldwide and had revenues of $143.4 million in fiscal year 1998.

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